UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                          NACT Telecommunications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    62872G109
                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------
1The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D


CUSIP No.       62872G109               Page    2    of   11  Pages
             --------------                  -------    ------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                     (b)  |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                               WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        |_|


--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
        NUMBER OF

         SHARES              437,200
--------------------------------------------------------------------------------
      BENEFICIALLY       8  SHARED VOTING POWER

        OWNED BY                     0
--------------------------------------------------------------------------------
          EACH
                         9  SOLE DISPOSITIVE POWER
        REPORTING
                            437,200
         PERSON
--------------------------------------------------------------------------------
          WITH          10  SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             437,200
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                   PN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages

Item 1.  Security and Issuer.

     This statement relates to shares (the "Shares") of the Common Stock, $.01 par value, of NACT Telecommunications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 191 West 5200 North, Provo, Utah 84604.

Item 2. Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including convertible


                                Page 3 of 11 Pages
securities arbitrage. The principal business of the General Partner is serving as the general partner of the Partnership. The General Partner acts as the investment advisor to Offshore and votes shares held by Offshore. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The $6,453,391.02 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All Shares of the Company acquired by the Partnership were purchased


                               Page 4 of 11 Pages
in the ordinary course of business.

     The $597,647.37 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

Item 4. Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

tem 5. Interest in Securities of the Issuer.

        (a) As of the date hereof,  the Partnership owns


                               Page 5 of 11 Pages
beneficially   an  aggregate  of  400,000   Shares  of  the  Company  (or
approximately  4.9% of the Company's  Common Stock  outstanding  on February 13,
1998) and the Partnership may be deemed to own beneficially an aggregate of an additional 37,200 Shares of the Company (or 0.5% of the Company common stock outstanding on February 13, 1998) owned by Offshore, in each case based on the number of 8,129,096 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

         (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

          (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

          (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any

                               Page 6 of 11 Pages
other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.


     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.  Material  to be Filed as Exhibits.

     Exhibit A --  Acquisitions of Shares by the Partnership and
                   Offshore During the Past Sixty Days.


                               Page 7 of 11 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 20, 1998
                                          ------------------------
                                                 (Date)


                                          /s/  Daniel Tisch
                                          ------------------------
                                               (Signature)


                                          Daniel R. Tisch
                                          Authorized Signatory
                                          MENTOR PARTNERS, L.P.
                                          -------------------------
                                               (Name/Title)


                               Page 8 of 11 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit A --   Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.




                               Page 9 of 11 Pages

                                    EXHIBIT A
                                    ---------

                    Acquisitions of Shares by the Partnership
                    and Offshore During the Past Sixty Days
                    -----------------------------------------

                    Date of           Number      Aggregate        Price Per
      Entity      Transaction        of Shares      Price            Share
      ------      -----------        ---------    ---------        ---------
Partnership     January 6, 1998         35,000     559,709.50        15.992

                January 7, 1998         25,000     405,687.50        16.228

                January 7, 1998         40,000     645,520.00        16.138

                January 8, 1998         15,000     244,350.00        16.290

                January 8, 1998         26,000     423,280.00        16.280

                January 9, 1998         16,000     258,171.20        16.136

                January 9, 1998         20,000     319,350.00        15.968

                January 12, 1998        10,000     155,213.00        15.521

                January 12, 1998         8,400     130,428.48        15.527

                January 13, 1998        17,900     280,108.15        15.649

                January 13, 1998        22,300     351,624.17        15.768

                January 14, 1998        25,000     392,907.50        15.716

                January 22, 1998         9,500     157,317.15        16.560

                January 22, 1998         2,400      39,672.00        16.530

                January 23, 1998        10,000     165,400.00        16.540

                January 26, 1998        14,500     239,322.50        16.505

                January 27, 1998        13,300     216,031.90        16.243

                January 27, 1998           800      12,929.52        16.162

                January 28, 1998         1,000      16,165.00        16.165

                January 29, 1998         2,000      32,185.00        16.093

                February 3, 1998         1,000      16,165.00        16.165

                February 4, 1998           400       6,466.00        16.165

                February 5, 1998         3,200      52,128.00        16.290

                February 9, 1998        31,300     516,496.95        16.502

                February 10, 1998        5,000      82,700.00        16.540

                February 12, 1998       45,000     734,062.50        16.313


                               Page 10 of 11 Pages

Offshore     January 6, 1998             9,100     145,524.47        15.992

             January 7, 1998             1,900      30,662.20        16.138

             January 8, 1998             4,000      65,120.00        16.280

             January 12, 1998            5,000      77,636.00        15.527

             January 13, 1998            2,500      39,121.25        15.649

             January 13, 1998            2,500      39,419.75        15.768

             January 22, 1998            1,000      16,530.00        16.530

             January 23, 1998            3,500      57,855.00        16.530

             January 26, 1998              500       8,252.50        16.505

             January 27, 1998            1,000      16,161.90        16.162

             February 9, 1998            1,200      19,801.80        16.502

             February 12, 1998           5,000      81,562.50        16.313
================================================================================

All Shares acquired by the Partnership and Offshore were purchased in transactions on the over-the-counter market.



                               Page 11 of 11 Pages